EXHIBIT 4.4

STAGE STORES, INC.

NONQUALIFIED DEFERRED COMPENSATION PLAN

as Amended and Restated

ARTICLE I
Purpose

1.1.           Purpose of Plan.  The purpose of the Stage Stores, Inc. Nonqualified Deferred Compensation Plan (the “Plan”) is to advance the interests of Specialty Retailers, Inc. (the “Employer”) and Stage Stores, Inc. and its subsidiaries and affiliates (hereinafter sometimes collectively or individually referred to as the “Company”), and of its owners by attracting and retaining in its employ highly qualified individuals for the successful conduct of its business.  The Company hopes to accomplish these objectives by helping to provide for the retirement of its key employees selected to participate in the Plan.

1.2.           ERISA Status.  The Plan is intended to qualify for certain exemptions under Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), provided for plans that are unfunded and maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees.

1.3.           Effective Date.  This Plan was adopted effective January 1, 2002.  The Company hereby amends and restates the Plan effective June 5, 2008.  This amendment and restatement only applies to the amounts deferred under the Plan on or after January 1, 2005, and to amounts deferred prior to January 1, 2005 that were not vested as of December 31, 2004.  Amounts deferred under the Plan prior to January 1, 2005 that were vested as of December 31, 2004 (the “Grandfathered Amounts”) shall be subject to the provisions of the Plan as in effect on October 3, 2004.  It is intended that the Grandfathered Amounts are to remain exempt from the requirements of Section 409A of the Code.

1.4.           Grantor Trust.  The Company may, but is not obligated, to establish at any time, in its sole discretion, a grantor trust to be utilized in conjunction with this Plan.

1.5.           Selection of Participants.  With respect to each Plan Year or portion thereof, the Committee shall select, in its discretion, those employees of the Company approved to participate in the Plan, which individuals will then become Participants hereunder.

ARTICLE II
Definitions

2.1.           “Account” means collectively the Participant’s Employer Account and the Participant’s Employee Account.

2.2.           “Beneficiary” means the person designated by each Participant, on a form provided by the Committee for this purpose, to receive the Participant’s distribution under this Plan in the event of the Participant’s death prior to receiving complete payment of his Vested Account.  In order to be effective under this Plan, any form designating a Beneficiary must be delivered to the Committee before the Participant’s death. In the absence of such an effective designation of a Beneficiary, “Beneficiary” means the Participant’s spouse or, if there is no spouse on the date of Participant’s death, the Participant’s estate.

2.3.           “Board” means the Board of Directors of the Company or the board of directors of a company that is a successor to the Company.

2.4.           “Bonus” means any merit bonus paid to a Participant under any plan, policy or program of the Company providing for the payment of bonuses to employees, without taking into account any reductions of such Bonus (e.g., 401(k) Plan reductions, etc.).

2.5.           “Change in Control” shall be deemed to have occurred:

     (a)           on such date within the 12-month period following the date that any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires ownership of stock that represents twenty-five percent (25%) or more of the combined voting power of the Company’s then outstanding securities (the “Trigger Date”), that a majority of the individuals who, as of the Trigger Date, constitute the Board (the “Incumbent Board”) are replaced by new members whose appointment or election is not endorsed by a majority of the members of the Incumbent Board before the date of such appointment or election;

     (b)           as of the date that any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires ownership of stock that, together with stock held by such person or group, constitutes more than 50% of either (1) the then outstanding shares of common stock of the Company or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, if any one person or more than one person acting as a group, is considered to own more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company, the acquisition of additional stock by the same person or persons shall not be considered to cause a Change in Control; or

     (c)           the date any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) all, or substantially all, of the assets of the Company, except for any sale, lease exchange or transfer resulting from any action taken by any creditor of the Company in enforcing its rights or remedies against any assets of the Company in which such creditor holds a security interest.  Provided further, a transfer of assets by the Company shall not be treated as a Change in Control if the assets are transferred to:

(i)             A shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its stock;

(ii)            An entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company;

(iii)           A person, or more than one person acting as a group, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company; or

(iv)           An entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a person described in paragraph (iii) herein.

For purposes of subsection (c) and except as otherwise provided in paragraph (i), a person’s status is determined immediately after the transfer of the assets.

2.6.           “Code” means the Internal Revenue Code of 1986, as amended.

2.7.           “Committee” means the committee appointed by the Employer to administer the Plan.

2.8.           “Compensation” means the base compensation paid by the Company to a Participant for services rendered while a Participant, including but not limited to, regular base salary, any amounts deferred by the Participant under this Plan, elective contributions made on the Participant’s behalf pursuant to a 401(k) Plan or a plan maintained under Section 125 of the Code, and any other reductions of such Participant’s remuneration, but excluding any Bonus.

2.9.           “Deemed Investments” means, with respect to any Account, the hypothetical investment options with respect to which such Account is deemed to be invested for purposes of determining the value of such Account under this Plan.

2.10.         “Disability” means the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or last for a continuous period of not less than 12 months.  The Committee shall determine whether the Participant meets this criteria in accordance with Section 409A of the Code.  Provided, a Participant will be deemed to be Disabled if the Participant becomes eligible to receive disability benefits under the long-term disability benefit plan sponsored by the Company.

2.11.         “Employee Account” means the bookkeeping account maintained by the Committee reflecting each Participant’s Employee Contributions, together with any hypothetical income, gain or loss and any payments or distributions attributable to such bookkeeping account.

2.12.         “Employee Contribution” means the Compensation and/or Bonus that is credited, as a bookkeeping entry, to a Participant’s Employee Account pursuant to the provisions of Section 3.2.

2.13.         “Employer Account” means the bookkeeping account maintained by the Committee reflecting each Participant’s Employer Contributions, together with any hypothetical income, gain or loss and any payments or distributions attributable to such bookkeeping account.

2.14.         “Employer Contribution” means the total contributions credited to a Participant’s Employer Account for any one Plan Year pursuant to the provisions of Section 3.1.

2.15.         “401(k) Plan” means the Stage Stores, Inc. 401(k) Plan.

2.16.         “Hardship” means an unforeseeable financial emergency which is a severe financial hardship to the Participant resulting from a sudden and unexpected loss or accident of the Participant or of a dependent of the Participant, a loss of the Participant due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.

2.17.         “Participant” means an employee of the Company who has been selected to participate in the Plan.

2.18.         “Plan” means this Stage Stores Nonqualified Deferred Compensation Plan and any amendments hereto.

2.19.         “Plan Year” means the 12-month period beginning January 1 and ending December 31.

2.20.         “Separation from Service” means a Participant incurs a Separation from Service upon termination of employment with the Company.  Whether a Separation from Service has occurred shall be determined by the Committee in accordance with Code Section 409A.

2.21.         “Specified Employee” means those employees of the Company who are determined by the Committee to be a “specified employee” in accordance with I.R.C. §409A and the regulations promulgated thereunder.

2.22.         “Vested Account” means the sum of the Participant’s Vested Employer Account and the Participant’s Employee Account.

2.23.         “Vested Employer Account” means the Employer Account multiplied by the Vested Percentage.

2.24.         “Vested Percentage” means the percentage as to which a Participant is vested in his or her Employer Account as determined under Section 4.4.

ARTICLE III
Contributions

3.1.           Employer Contributions.  For each Plan Year for which a Participant elects to make Employee Contributions, the Company shall credit, as a bookkeeping entry to such Participant’s Employer Account, an Employer Contribution in an amount as described herein.  For the 2002 Plan Year, the Employer Contribution shall be equal to one dollar for every dollar credited as an Employee Contribution up to ten percent (10%) of the Participant’s Compensation and 10% of the Participant’s Bonus paid in such Plan Year; or such greater percentage as determined in the sole discretion of the Committee.  For subsequent Plan Years, the Committee shall provide advance written notice to Participants of the amount of such Employer Contribution for such Plan Year.

In addition, the Company may, in its sole discretion, make an additional Employer Contribution in any amount with respect to any Participant as it shall determine in its sole discretion.

Employer Contributions shall be credited to the Participant’s Employer Account at such time as the Committee may prescribe.

3.2.           Employee Contributions/Deferrals.  For each Plan Year, the Committee may, in its sole discretion, allow a Participant to elect to defer the present payment by the Company of up to fifty percent (50%) of the Participant’s Compensation otherwise paid during such Plan Year, and up to one hundred percent (100%) of the Participant’s Bonus otherwise earned during such Plan Year, and instead, have that amount credited as a bookkeeping entry to the Participant’s Employee Account. The Compensation and/or Bonus otherwise payable to the Participant shall be reduced by the amount of such Participant’s Employee Contribution that the Participant deferred on an applicable deferral election.

3.3.           Manner of Deferral Election.  The Committee shall prescribe, in its sole discretion, the procedures, limitations and timing requirements, for Employee Contribution elections in compliance with Section 409A of the Code.  Elections to make Employee Contributions shall be in writing, on a form supplied by the Committee, and shall be irrevocable (except as otherwise provided in the Plan) for the applicable period to which it relates.  Elections to make Employee Contributions must be filed before December 31 of the year immediately preceding the Plan Year in which the election is to apply.  Such Employee Contribution election shall remain in force and effect for the applicable period to which such election relates and all subsequent Plan Years he/she is a Participant unless revoked prior to December 31 of the year immediately preceding the Plan Year in which the revocation is to apply.

ARTICLE IV
Accounts

4.1.           Employer Accounts.  The Committee shall establish and maintain an individual bookkeeping account for each Participant, which shall be the Participant’s Employer Account.  The Committee shall credit, as a bookkeeping entry, the amount of each Employer Contribution made on behalf of a Participant to such Participant’s Employer Account at such times as determined by the Committee.  The Committee shall further adjust the Participant’s Employer Account with any hypothetical income, gain or loss and any payments or distributions attributable to such Account on a daily basis, or at such other times as it shall determine.  The Company shall not be required to segregate any of its assets with respect to the Employer Accounts, nor shall any provision of the Plan be construed as constituting such segregation.

4.2.           Employee Accounts.  The Committee shall establish and maintain an individual bookkeeping account for each Participant, which shall be the Participant’s Employee Account.  The Committee shall credit, as a bookkeeping entry, the amount of each Employee Contribution made on behalf of a Participant to such Participant’s Employee Account as soon as administratively feasible following the applicable deferral.  The Committee shall further adjust the Participant’s Employee Account with any hypothetical income, gain or loss and any payments or distributions attributable to such Account on a daily basis, or at such other times as it shall determine.  The Company shall not be required to segregate any of its assets with respect to the Employee Accounts, nor shall any provision of the Plan be construed as constituting such segregation.

4.3.           Hypothetical Accruals to the Account.  In accordance with procedures established by the Committee, the Participant may designate the Deemed Investments with respect to which his or her Account shall be deemed to be invested.  If a Participant fails to make a proper designation, then his Account shall be deemed invested in the Deemed Investments designated by the Committee in a uniformly non-discriminatory manner.  A Participant may change such designation with respect to future Employer Contributions and Employee Contributions, as well as with respect to amounts already credited to his Account, provided such change(s) are made in accordance with the procedures established by the Committee.  A copy of any available prospectus or other disclosure materials for each of the Deemed Investments shall be made available to each Participant upon request.  The Committee shall determine from time to time each of the Deemed Investments made available under the Plan and may change any such determinations at any time.  Nothing herein shall obligate the Company to invest any part of its assets in any of the investment vehicles serving as the Deemed Investments.

4.4.           Vesting: Employer Account.  Employer Contributions shall be 100% vested.

4.5.           Vesting:  Employee Account.  Employee Contributions shall be 100% vested.

4.6.           Nature and Source of Payments.  The obligation to make distributions under this Plan with respect to each Participant shall constitute a liability of the Company to the Participant and any Beneficiary in accordance with the terms of this Plan.  All distributions payable hereunder shall be made from the general assets of the Company, and nothing herein shall be deemed to create a trust of any kind between the Company and any Participant or other person.  No special or separate fund need be established nor need any other segregation of assets be made to assure that distributions will be made under this Plan.  No Participant or Beneficiary shall have any interest in any particular asset of the Company by virtue of the existence of this Plan.  Each Participant and Beneficiary shall be an unsecured general creditor of the Company.

4.7.           Statements to Participants.  Periodically as determined by the Committee, but not less frequently than annually, the Committee shall transmit to each Participant a written statement regarding the Participant’s Account for the period beginning on the date following the effective date of the preceding statement and ending on the effective date of the current statement.

ARTICLE V
Distributions

5.1.           Distribution Events.  Unless distributed under a hardship distribution, the Company shall distribute a Participant’s Vested Account in the manner set forth in this Article V upon the earlier to occur of the following events: (i) Separation from Service; (ii) Disability; (iii) death or (iv) Change in Control.  A Participant’s Vested Account shall be debited in the amount of any distribution made therefrom as of the date of the distribution.

5.2.           Distribution Elections.  Subject to rules established by the Committee, a Participant shall file a distribution election directing how his Vested Account shall be distributed (lump sum or annual installments over 2-5 years) following his Separation from Service with the Company.  Such distribution election must be made on a form supplied by the Committee for that purpose.  To be effective, such distribution election must be filed prior to the beginning of the Plan Year in which the amount is deferred.  If no effective election form exists the distribution will be in the form of a lump-sum payment equal to the Participant’s Vested Account.

5.3.           Distribution Upon Separation from Service.  Upon a Participant’s Separation from Service with the Company, distribution shall commence within 30 days following the first day of the seventh month following the Participant’s Separation from Service.  Such distribution(s) shall be in the form specified on the applicable distribution election form.

5.4.           Distribution Upon a Change of Control.  Plan Account balances will become payable in the form of a lump sum within 30 days of the effective date of a Change of Control.

5.5.           Distribution Upon Death.  If a Participant dies with a balance credited to the Participant’s Account, such balance shall be paid to the Participant’s Beneficiary.  If the Participant dies prior to the time of payment of the Account, the then current balance of each of the Participant’s Account or subaccount shall be paid to the Participant’s Beneficiary in a lump sum commencing within 90 days of the date of the Participant’s death.  If payment of a Participant’s Account has commenced as of the date of the Participant’s death, the then current balance of each Account or subaccount payable to a Beneficiary shall be paid under the method designated for the payment of such amount by the Participant commencing within 90 days of the date of the Participant’s death.  Each Beneficiary of a deceased Participant who is eligible to receive payments under this Section shall have the amounts to be paid to such Beneficiary allocated to a subaccount in the name of the Beneficiary under the deceased Participant’s Account.  Such subaccount shall be adjusted from time to time as provided in Article IV.

5.6.           Distribution Upon Disability.  Upon a Participant’s Disability, distribution of Participant’s Account shall commence within 30 days of the date of Disability.  Such distribution(s) shall be made in the form specified in the applicable election form.  In the absence of an effective distribution election, payment will be made in the form of a lump sum.

5.7.           Continuation of Hypothetical Accruals to the Vested Account after Commencement of Distributions.  If a Participant’s Vested Account is to be distributed in a form other than a lump sum, then such Vested Account shall continue to be adjusted for hypothetical income, gain or loss and any payment or distributions attributable to the Vested Account as described in Section 4.1, 4.2, and 4.3, until the entire Vested Account has been distributed.

5.8.           Hardship Distribution.  In the event that the Committee, upon the written request of a Participant, determines in its sole discretion that such Participant has incurred a Hardship, such Participant shall be entitled to receive a distribution of some (or all) of the Participant’s Accounts, in an amount not to exceed the lesser of (a) the amount determined by the Committee as necessary to meet such Participant’s needs created by such Hardship or (b) the then value of such Participant’s Vested Accounts.  Such amount shall be paid in a single lump sum payment as soon as administratively practicable after the Committee has made its determination with respect to the availability and amount of such Hardship benefit.  Any Hardship distribution shall cause the Participant to be suspended from participation in the Plan with respect to future contributions for twelve (12) months following such Hardship distribution.

5.9.           Payment to Specified Employees Upon Separation From Service.  In no event shall a Specified Employee receive a payment under this Plan following a Separation from Service prior to the first business day of the seventh month following the date of Separation from Service.

5.10.         Changes in Method of Payment.  The method of payment may be changed from time to time by the Participant, but in no event will such change be considered valid if the change occurs within the twelve-month period prior to the date payment would have otherwise commenced.  Any requests to change the method of payment will not take effect for twelve months following the date it is received by the Committee and the first payment with respect to such election is deferred for a period of five years from the date such payment would otherwise have been made.  Provided, however, during the 2008 Plan Year, distribution elections may be revised without the limitations contained in this Section 5.10 so long as such change is made in accordance with the transition guidance contained in Notice 2006-79.

5.11.         Beneficiary Designations.  A Participant shall designate on a beneficiary designation form a Beneficiary who, upon the Participant’s death, will receive payments that otherwise would have been paid to him under the Plan.  All Beneficiary designations shall be in writing.  Any such designation shall be effective only if and when delivered to the Committee during the lifetime of the Participant.  A Participant may change a Beneficiary or Beneficiaries by filing a new beneficiary designation form.  The latest beneficiary designation form shall apply to the combined Accounts and subaccounts of the Participant.  If a Beneficiary of a Participant predeceases the Participant, the designation of such Beneficiary shall be void.  If a Beneficiary to whom benefits under the Plan remain unpaid dies after the Participant and the Participant failed to specify a contingent Beneficiary on the appropriate beneficiary designation form, the remainder of such death benefit payments shall be paid to such Beneficiary’s estate. If a Participant fails to designate a Beneficiary with respect to any death benefit payments or if such designation is ineffective, in whole or in part, any payment that otherwise would have been paid to such Participant shall be paid to the Participant’s estate.

ARTICLE VI
Committee

6.1.           Authority.  The Committee shall have the authority, subject to the provisions of the Plan, to establish, adopt and revise such rules and regulations, to provide and modify administrative forms, and to make all such determinations relating to the Plan as it may deem necessary or appropriate for the administration of the Plan.  The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or any agreement or document related to this Plan in the manner and to the extent the Committee deems necessary or appropriate to carry this Plan into effect.  The Committee’s interpretation of the Plan, and all decisions and determinations by the Committee with respect to the Plan, shall be final and binding on all parties.

6.2.           Delegation of Authority.  The Committee may delegate any of its powers or responsibilities to one or more members of the Committee or any other person or entity.

6.3.           Procedures.  The Committee may establish procedures to conduct its operations and to carry out its rights and duties under the Plan.

6.4.           Compensation and Expenses.  The members of the Committee shall serve without compensation for their services, but all expenses of the Committee and all other expenses incurred in administering the Plan shall be paid by the Company.

6.5.           Indemnification.  The Company shall indemnify the members of the Committee and/or any of their delegates against the reasonable expenses, including attorneys’ fees, actually and appropriately incurred by them in connection with the defense of any action, suit or proceeding, or in connection with any appeal thereto, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) and against all amounts paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in a suit of final adjudication that such Committee member is liable for fraud, deliberate dishonesty or willful misconduct in the performance of his duties; provided that within 30 days after the institution of any such action, suit or proceeding a Committee member has offered in writing to allow the Company, at its own expense, to handle and defend any such action, suit or proceeding.  To the extent the Company elects to handle and defend any such action, suit or proceeding, this indemnity shall not apply to any legal fees or expenses incurred thereafter by any Committee member unless the Company in writing specifically authorizes such legal fees.

ARTICLE VII
Amendment and Termination

7.1.           Power to Amend and/or Terminate Reserved.  The Company retains the unilateral power to amend the Plan, or to terminate the Plan at any time.  Without the consent of affected Participants or Beneficiaries, no such amendment or termination shall adversely affect any Participants or Beneficiaries with respect to their right to receive the value of the applicable Vested Accounts, determined as of the later of the date that the Plan amendment or termination is adopted or by its terms to be effective.  Notwithstanding the foregoing, the following special provisions shall apply:

    (a)           Termination in the Discretion of the Company.  Except as otherwise provided in Section 7.1(b), the Company in its discretion may terminate the Plan and distribute benefits to Participants subject to the following requirements and any others specified under Section 409A of the Code:

(i)             All arrangements sponsored by the Company that would be aggregated with the Plan under Section 1.409A-1(c) of the Treasury Regulations are terminated.

(ii)            No payments other than payments that would be payable under the terms of the Plan if the termination had not occurred are made within 12 months of the termination date.

(iii)           All benefits under the Plan are paid within 24 months of the termination date.

(iv)           The Company does not adopt a new arrangement that would be aggregated with the Plan under Section 1.409A-1(c) of the Treasury Regulations providing for the deferral of compensation at any time within 3 years following the date of termination of the Plan.

(v)            The termination does not occur proximate to a downturn in the financial health of the Company.

    (b)           Termination Upon Change in Control Event.  If the Company terminates the Plan within thirty days preceding or twelve months following a Change in Control Event, the Account of each Participant shall become fully vested and payable to the Participant in a lump sum within twelve months following the date of termination, subject to the requirements of Section 409A of the Code.

ARTICLE VIII
Miscellaneous

8.1.           Plan Does Not Affect the Rights of Employee.  Nothing contained in this Plan shall be deemed to give any Participant the right to be retained in the employment of the Company, to interfere with the rights of the Company to discharge any Participant at any time, or to interfere with a Participant’s right to terminate his/her employment at any time.

8.2.           Nonalienation and Nonassignment.  Except for debts owed the Company by a Participant or Beneficiary, no amounts payable or to become payable under the Plan to a Participant or Beneficiary shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, whether voluntary, involuntary, by operation of law or otherwise, and any attempt to so anticipate, alienate, sell, transfer, assign, pledge, encumber or charge the same by a Participant or Beneficiary prior to distribution as herein provided shall be null and void.

8.3.           Tax Withholding on Payments.  The Company shall have the right to deduct from any payments to a Participant or Beneficiary under the Plan any taxes required by law to be withheld with respect to such payments.

8.4.           FICA Withholding/Employee Contributions/Employer Contributions.  For each payroll period, the Company shall withhold from that portion of the Participant’s Compensation and/or Bonus that is not being deferred under this Plan, the Participant’s share of FICA and other applicable taxes that are required to be withheld with respect to (i) Employee Contributions, and (ii) Employer Contributions as they vest and become subject to such FICA withholding.  To the extent that there are insufficient funds to satisfy all applicable tax withholding requirements in a timely manner, the Company reserves the right to reduce the Participant’s Employee Contributions, or in the absence of such contributions, to withhold from the Participant’s Compensation and/or Bonus.  To the extent there are still insufficient funds to satisfy all such applicable tax withholding requirements, the Participant agrees to timely remit cash funds to the Company sufficient to cover such withholding requirements.

8.5.           Construction.  Unless the context clearly indicates to the contrary, the masculine gender shall include the feminine and neuter, and the singular shall include the plural and vice versa.

8.6.           Applicable Law.  Unless preempted by ERISA, the terms and provisions of the Plan shall be construed in accordance with the laws of the State of Texas, without giving effect to principles of conflicts of laws.

8.7.           Successors.  The Plan shall be binding upon the Company and its successors and assigns, in accordance with its terms.

8.8.           Claims Procedure.  A Participant or Beneficiary may make a claim for Plan benefits by filing a written application for benefits with the Committee.  Such application shall set forth the nature of the claim and any other information that the Committee may reasonably request.  The Committee shall notify the applicant of the benefits determination within a reasonable time after receipt of the claim, which shall not exceed 90 days unless special circumstances require an extension of time for processing the claim.  If such an extension is required, written notice of the extension shall be furnished to the applicant prior to the end of the initial 90-day period.  In no event shall such an extension exceed a period of 90 days from the end of the initial period.  The extension notice shall indicate the special circumstances requiring an extension of time, and the date by which a final decision is expected to be rendered.

Notice of a claim denial, in whole or in part, shall be set forth in a manner calculated to be understood by the applicant and shall contain the following:

    (a)            the specific reason or reasons for the denial; and

    (b)            a specific reference to the pertinent Plan provisions on which the denial is based; and

    (c)            a description of any additional material or information necessary for the applicant to perfect the claim and an explanation of why such material or information is necessary; and

    (d)            an explanation of the Plan’s claims review procedure.

Participants shall be given timely written notice of the time limits set forth herein for determinations on claims, appeal of claim denial and decisions on appeal.  If notice of a claim determination is not provided within the applicable time frame described above, the claim shall be deemed denied and the applicant may appeal the denial as set forth below.

If a written claim results in a claim denial, either in whole or in part, the applicant has the right to appeal.  The appeal must be in writing.  The administrative process for appealing a claim is:

    (e)            Upon receipt of a claim denial, a Participant may file a written request, including any additional information supporting the claim, for reconsideration to the Committee within 60 days of receiving notification that the claim is denied.

The Committee normally shall render a decision no later than 60 days following receipt of the request for review.  The Participant may request a formal hearing before the Committee which the Committee may grant in its discretion. Under special circumstances which require an extension of time for rendering a decision (including but not limited to the need to hold a hearing), the decision may be delayed up to 120 days following receipt of the request for review.  If such an extension is required, the Participant will be advised in writing before the extension begins.

The Committee will provide written notice of its final determination.  The notice will include specific reasons for the decision, be written in a manner calculated to be understood by the Participant and make specific reference to the Plan provisions on which it is based.

An appeal will not be considered if it is not filed within the applicable period of time.  If a decision on an appeal is not provided within any applicable time frame described above, the claim shall be deemed denied on appeal.

At any stage in the appeals process, the applicant or his or her designated representative may review pertinent documents, including copies of the Plan document and information relating to the applicant’s entitlement to such benefit, and submit issues and comments in writing.

8.9.          Binding Arbitration.  Any dispute or claim arising out of this Plan or the breach thereof shall be settled by binding arbitration in accordance with the rules of the American Arbitration Association, to be conducted in Houston, Texas before an arbitrator selected in accordance with such rules.  Judgment upon the award rendered by the Arbitrator may be entered in any court having jurisdiction thereof, and shall be binding on the parties.

8.10.        Entire Agreement.  This Plan document constitutes the entire Plan governing the Company, the Employer and the Participant with respect to the subject matters hereof and supercedes all prior written and oral and all contemporaneous written and oral agreements and understandings, with respect to the subject matters herein.  This Plan may not be changed orally, but only by an amendment in writing signed by the Company and the Employer, subject to the provisions in this Plan regarding amendments thereto.

IN WITNESS WHEREOF, the Employer and the Company have caused this Plan to be executed by its duly authorized officer, effective as provided herein.

“EMPLOYER”

Specialty Retailers, Inc.

By:	/s/ Edward J. Record
Name:	Edward J. Record
Title:	Executive Vice President, CFO & Secretary
Date:	June 5, 2008

“COMPANY”

Stage Stores, Inc.

By:	/s/ Edward J. Record
Name:	Edward J. Record
Title:	Executive Vice President, CFO & Secretary
Date:	June 5, 2008